UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              Young & Rubicam Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    987425105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                   Mark T. McEnroe, c/o Young & Rubicam Inc.,
           285 Madison Avenue, New York, New York 10017, 212-210-3427
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael J. Dolan
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

           00
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER

                                 0
   NUMBER                  -----------------------------------------------------
     OF                    8.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY                    1,236,299
   OWNED BY                -----------------------------------------------------
     EACH                  9.    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                       332,699
     WITH                  -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 45,000
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,613,998
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [x]
           See Item 6 below
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.3%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

1.         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stehpanie W. Abramson
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

           00
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER

                                 0
   NUMBER                  -----------------------------------------------------
     OF                    8.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY                    1,236,299
   OWNED BY                -----------------------------------------------------
     EACH                   9.   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                       265,765
     WITH                  -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 142,830
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,644,894
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [x]
           See Item 6 below
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.3%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

1.         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mark T. McEnroe
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

           00
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER

                                 0
   NUMBER                  -----------------------------------------------------
     OF                    8.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY                    0
   OWNED BY                -----------------------------------------------------
     EACH                   9.   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                       0
     WITH                  -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 11,025
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,025
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [x]
           See Item 6 below
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Less than 0.1%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

     This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on May 7, 1999, as amended by Amendment No. 1 ("Amendment No. 1") filed on May 25, 1999 (as so amended, the "Original Schedule 13D"), by Michael
J. Dolan, Stephanie W. Abramson and Mark T. McEnroe with respect to the common stock, par value $0.01 per share ("Common Stock"), of Young & Rubicam Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended by inserting the following paragraph immediately prior to the final paragraph thereof.

     On May 28, 1999 (the "Closing Date"), the Y&R Selling Stockholders listed on Schedule 1 hereto and the KBM Selling Stockholders listed on Schedule 2 hereto, together with certain other stockholders of the Company, closed the sale of Common Stock pursuant to the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Y&R Selling Stockholders sold to the Underwriters, acting through the Representatives, 6,858,528 shares of Common Stock (including 2,011,960 shares of Common Stock issued upon exercise of options held by the Y&R Selling Stockholders), and the KBM Selling Stockholders sold to the Underwriters, acting through the Representatives, 641,472 shares of Common Stock for resale pursuant to the Company's Registration Statement on Form S-1 and the Final Prospectus, at a price of $37.2500 per share, less an underwriting discount of $1.2665 per share, resulting in net proceeds to the Y&R Selling Stockholders and KBM Selling Stockholders of $35.9835 per share of Common Stock. In addition, other stockholders of the company named in the Underwriting Agreement and the Final Prospectus sold 7,500,000 shares of Common Stock to the Underwriters, acting through the Representatives. In addition, in accordance with the Underwriting Agreement, the U.S. Underwriters, acting through the U.S. Representatives, exercised their option to purchase an additional 949,660 shares of Common Stock (including 279,292 shares of Common Stock issued upon exercise of options) in connection with the Secondary Public Offering, solely to cover over-allotments in connection with the sale of shares of Common Stock, from those Y&R Selling Stockholders listed on Schedule 3 hereto in the respective amounts listed on such Schedule 3, and an additional 1,300,340 shares of Common Stock from certain other stockholders, which purchase closed on the Closing Date.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     (a) At the date hereof, Michael J. Dolan beneficially owns 1,613,998 shares of Common Stock, constituting approximately 2.3% of the shares outstanding (including 45,000 shares of Common Stock held in a deferral trust). At the date hereof, Stephanie W. Abramson beneficially owns 1,644,894 shares of Common Stock, constituting approximately 2.3% of the shares outstanding (including 142,830 shares of Common Stock held in a deferral trust). At the date hereof, Mark T. McEnroe beneficially owns 11,025 outstanding shares of Common Stock held in a deferral trust, constituting less than 0.1% of the shares outstanding. The number of shares of Common Stock beneficially owned by each Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

     (b) At the date hereof, Michael J. Dolan has the sole power to dispose of 332,699 shares of Common Stock, which includes 104,340 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity; and Stephanie W. Abramson has the sole power to dispose of 265,765 shares of Common Stock, which includes 26,085 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity.

     As the holder of a voting proxy under the KBM Voting Agreements, each of Stephanie W. Abramson and Michael J. Dolan share the power to dispose of 1,236,299 shares of Common Stock with Peter A. Georgescu, Thomas D. Bell, Jr. and Edward H. Vick. The business address for each of Peter A. Georgescu, Thomas
D. Bell, Jr. and Edward H. Vick is c/o Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017. Peter A. Georgescu is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Thomas D. Bell, Jr. is Executive Vice President of the Company, Chairman and Chief Executive Officer of Young & Rubicam Advertising and a Director of the Company. Edward H. Vick is the Chief Operating Officer and a Director of the Company. During the last five years, none of Messrs. Georgescu, Bell or Vick has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Messrs. Georgescu, Bell and Vick is a United States citizen.

     (c) Except as described herein, the Reporting Persons have effected no transactions in shares of Common Stock since the filing of Amendment No.1.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 1999



                               By:      /s/ Mark T. McEnroe,
                                            Attorney-in-Fact on behalf of
                                            Michael J. Dolan
                                        ---------------------------------
                                        Name:  Mark T. McEnroe
                                        Title: Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 1999



                               By:      /s/ Mark T. McEnroe,
                                            Attorney-in-Fact on behalf of
                                            Stephanie W. Abramson
                                        ---------------------------------
                                        Name:  Mark T. McEnroe
                                        Title: Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 1999



                              By:      /s/   Mark T. McEnroe
                                       ----------------------
                                       Name:  Mark T. McEnroe
                                       Title: Senior Vice President,
                                              Young & Rubicam Inc.

                                   Schedule 1

                            Y&R Selling Stockholders


                                                            Maximum Number of
                                                         Shares of Common Stock
                                                          (including shares of
                                                          Common Stock issuable
                                                          upon the exercise of
          Name of Y&R Selling Stockholder                       options)
          -------------------------------                       --------
Stephanie Abramson                                                45,400
Stuart Agres                                                      40,000
Stephen S. Aiello                                                 20,672
Stig Albinus                                                      10,000
Jean-Marc Bara                                                    35,588
Bernard Barnett                                                    1,050
Stephen Baum                                                       3,120
Kimberly Bealle                                                   20,000
Martin Beck                                                       33,915
Urs Beer                                                          25,000
Jed Beitler                                                       11,225
Theodore A. Bell                                                  60,000
Thomas D. Bell, Jr.                                              130,891
Tom Benelli                                                        7,000
Thomas Blach                                                      19,050
June Blocklin                                                     10,225
Rene Boender                                                      24,312
Bonnie Bohne                                                      30,000
Etienne Boisrond                                                  33,750
William Borrelle                                                   1,841
Tiemen Bosma                                                      40,000
Heinz-Georg Brands                                                22,712
Craig Branigan                                                    46,446
Howard Breen                                                       3,090
Jane Brite                                                        99,810
T. J. Broadbent                                                   15,500
David Butter                                                      24,465
Ignacio Cabezon                                                   10,720
Patricia Cafferata                                                16,000
Roger Chiocchi                                                    14,191
Ira Chynsky                                                       13,750
Michael Claes                                                      7,500
Neil Clark                                                        23,481
Don Cogman                                                        61,601
Thomas Coleman                                                     2,300
Janet Coombs                                                      16,428
David Coronna                                                      6,000
Jose Maria Costa                                                  12,000
Massimo Costa                                                     11,110
Charles Courtier                                                  10,000
Michael Cozens                                                    20,000
Dominique Damato                                                  15,000
Donald H. Davis                                                   19,080
Ferdinand de Bakker                                               60,000
Pierre de Roualle                                                 25,000
Jerome Dean                                                       18,000
Joseph E. Dedeo                                                  134,172
Lawrence Deutsch                                                  19,660
Shelley Diamond                                                   13,314
Michael J. Dolan                                                  41,926
Terry Dukes                                                        6,150
Daryl Elliott                                                     20,885
Daisy Exposito                                                    26,953
Michael Faems                                                     20,440
Charles P. Farley                                                  2,100
Peter Farnell-Watson                                              14,494
John Fenton                                                        6,500
Ian Ferguson Brown                                                 2,250
Patrick Ford                                                       6,055
Richard Ford                                                       7,500
Clark J. Frankel                                                  30,000
Volker Franz                                                      16,385
Eric Fredericks                                                   80,000
John Frew                                                          6,030
Enrico Gervasi                                                    12,033
Christopher Grabenstein                                           10,188
William Green                                                     10,000
David E. Greene                                                    5,000
Victor Gutierrez                                                  27,145
Cynthia Hampton                                                   10,000
Tom Hansen                                                         2,000
Peter Harleman                                                    16,000
Fred Hawrysh                                                       5,000
Jan Hedquist                                                      36,522
Per Heggenes                                                      17,451
Stefan Himpe                                                       3,000
Toby Hoare                                                        55,000
Barry Hoffman                                                      6,800
Charles Hollenkamp                                                 3,000
James W. Hood                                                     45,000
Penny Hooper                                                      14,000
Roseanne Horn                                                     12,675
Peter Horovitz                                                    32,828
Richard Hosp                                                      30,000
Eric Garrison Hoyt                                                 7,670
Brian Hubbard                                                      5,000
Jeff Hunt                                                         17,014
Gigliola Ibba                                                     21,000
Robert Igiel                                                      52,170
Barbara Jack                                                     178,560
Paal Marius Jebsen                                                11,085
William Johnston                                                  19,185
James Kaplove                                                      4,000
Mary Ellen Kenny                                                  14,796
Kevin King                                                        25,000
Edna Kissmann                                                     21,500
Jackie Koh                                                        27,535
Christopher Komisarjevsky                                         22,557
Satish Korde                                                      96,727
Philippe Krakowsky                                                 7,375
Ingo Krauss                                                      162,000
Kurt Krauss                                                        3,120
Stephanie Kugelman                                                57,011
Mitchell Kurz                                                    356,000
Jay Kushner                                                       11,994
Marta La Rock                                                     15,000
Jean-Paul Lafaye                                                  64,400
Timothy Laing                                                     25,000
Robert Lallamant                                                  19,566
Kevin Lavan                                                        9,000
Mark Levine                                                       15,219
Marco Lombardi                                                    16,680
Bennett R. Machtiger                                               6,450
Duncan Mackinnon                                                   7,000
John F. Maltese                                                   13,575
Helmut Matthies                                                  174,503
Martin Maurice                                                    16,000
Robert M. McDuffey                                                10,506
John P. McGarry, Jr.                                             309,706
Austin McGhie                                                     22,875
David McLean                                                      31,853
Gordon McLean                                                     11,955
Bert Meerstadt                                                    14,440
William C. Melzer                                                 73,300
Diane Meskill-Spencer                                             27,195
Craig Middleton                                                   34,700
David Minear                                                      40,000
Dominique Missoffe                                                15,474
Fernan Montero                                                   158,000
Fred Moolhuijsen                                                  15,000
Frans Mootz                                                       26,622
John Morris                                                       11,519
Janice Muniz                                                      17,400
Bruce S. Nelson                                                   28,250
Charles G. Newton, Jr.                                             3,600
Lori Nicholson                                                    10,000
Lars Nordstrom                                                    13,050
Laurie Null                                                       10,850
Hans Ohman                                                        13,050
Steve Oroho                                                       59,010
Stewart Owen                                                      33,054
Santiago Alonso Paniagua                                          38,715
Manuel Perez                                                      40,704
Diane Perlmutter                                                   8,035
Graham Phillips                                                   40,000
Dan Plouffe                                                        3,300
Tim Pollak                                                       264,000
Michael Porter                                                     2,500
William A. Power                                                  42,000
Tom Pratt                                                          6,385
Joerg Puphal                                                       9,745
John E. Putnam                                                     9,172
Matthias Quadflieg                                                 1,484
Serge Rancourt                                                   121,895
Sheila Raviv                                                      20,000
Courtney Reeser                                                   10,017
Ken Rietz                                                         31,000
Jorg Rindlisbacher                                                19,500
Jorge Rodriguez                                                    1,755
Robert Rosiek                                                      2,170
John J. Ross                                                      10,000
Maggie Ross                                                        4,000
James Rossman                                                     38,580
Seith Rothstein                                                   33,915
Alain Rousset                                                     55,352
Amy Rubenstein                                                    14,736
Nicholas Rudd                                                     39,132
Cas Saeys                                                         27,465
Michael Samet                                                     77,136
John Sanders                                                     112,435
Chris Savage                                                      52,000
Matthew Schetlick                                                  8,185
Angelika Schug                                                     3,400
Gertrude Schutz                                                   11,217
Tom Schwartz                                                       3,500
James Scielzo                                                     23,052
Steve Seyferth                                                    17,300
Keith Sharp                                                       14,194
Jessie Shaw                                                       10,000
Alan Sheldon                                                     116,310
Thomas Shortlidge                                                 44,000
Richard Sinreich                                                   7,695
Robert Sive                                                       13,236
Barbara Smith                                                     10,000
Sylvia Soler                                                       5,000
Linda Srere                                                       50,000
Christoph Stadeler                                                85,705
Stanley Stefanski                                                160,642
Peter Steigrad                                                     8,000
Debra Stern-Marrone                                               10,000
Peter Stringham                                                    7,672
John Swan                                                         28,000
Jane Talcott                                                       5,217
Charlee Taylor-Hines                                               7,500
Lars Thalen                                                       16,000
Clay Timon                                                        85,088
Alan Vandermolen                                                  33,390
John Vanderzee                                                    39,132
Edward Vick                                                      130,567
Marvin Waldman                                                    25,305
Paula Waters                                                      10,000
Charles Webre                                                     55,656
Gus Weill                                                         13,560
Robert Wells                                                      12,500
Anders Wester                                                     22,965
Bruno Widmer                                                      40,000
James Williams                                                    16,000
Allan Winneker                                                    44,487
Bob Wyatt                                                          2,500
Kenneth Yagoda                                                    13,116
Joanne Zaiac                                                      27,629
Michael Zeigler                                                    2,900
                       TOTAL                                   6,858,528

                                                    Schedule 2

                                                 KBM Stockholders



                                                   Shares of Common Stock Being Sold    Additional Shares of Common Stock
               Name of KBM Stockholder              in the Secondary Public Offering     Subject to KBM Voting Agreement
               -----------------------              --------------------------------     -------------------------------
207 Ventures, LLC                                                    14,652                                0
Wand Affiliates Fund L.P.                                               567                                0
Wand Equity Portfolio II, L.P.                                       56,201                                0
Wand/CMS Investments I L.P.                                          56,556                                0
Wand/CMS Investments II L.P.                                         19,340                                0
Wand/CMS Investments III L.P.                                        33,595                                0
Wand/CMS Investments IV L.P.                                         62,883                                0
Paulette Beacoat                                                          0                               37
Morgan Beard                                                              0                              884
Tom Benedict                                                             46                                0
Bertrand Billiot                                                        164                                0
Eric Black                                                                0                              725
Todd Board                                                              790                              790
Rich Bogart                                                               0                              461
Ret Boney                                                               703                                0
Joe Branch                                                              164                                0
Clifton J. Brayshaw                                                     181                              181
Joseph Brehm                                                              0                              876
Matthew Bronfman                                                          0                            4,526
Thomas V. Butta                                                       6,550                                0
Christopher Cahill                                                        0                              410
James Cain IV                                                             0                            6,801
Bern Campbell                                                             0                               37
Marti Campbell                                                           46                                0
Shawn Cheston                                                            94                                0
Robert Chipman                                                            0                               74
Harold Connor                                                             0                               94
Thomas A. Cook                                                          697                              174
Mike Coppotelli                                                           0                           13,077
Thomas Cope                                                               0                              566
Steve Cureton                                                            74                                0
Andrew Curtis                                                             0                              231
Gayle Davey                                                               0                              168
Cheri DeRosia                                                             0                              119
Dave Dietrich                                                            37                                0
Dave Dixon                                                                0                              262
Paula Easton                                                              0                           12,635
Donald Ewing                                                              0                          121,910
Rick Ezell                                                                0                              703
Beryle P. Faier                                                       1,814                                0
Susan D. Faulk                                                        7,256                            7,256
Gene Feruzza                                                              0                           29,774
Joseph Ficarra  III                                                     871                              217
Rick Field                                                                0                              342
Kim Frankel                                                               0                              707
Wilfer Garcia                                                           232                               57
M. Peggy R. Garner                                                      144                                0
Eric Garrett                                                              0                            1,267
Wayne Gibbons                                                           164                                0
Debbie Green                                                              0                              953
Mark Greene                                                               0                            2,281
Claude Grizzard Sr.                                                       0                          289,598
Roger L. Hackman                                                     80,586                           80,585
Michael Hail                                                              0                          121,910
Deborah Hays                                                              0                              725
Joanne Hedegard                                                           0                              411
Doug Holladay                                                             0                            2,828
Billy R. Howard                                                         907                              907
E. Dean Jones                                                         1,814                                0
Mike Keheler                                                            263                                0
Carol King                                                               37                                0
David King                                                                0                            2,789
Tracy King                                                               37                                0
Amber Kirby                                                               0                              379
Jason Kodish                                                              0                              231
Melissa E. Legge                                                      1,450                                0
Lerner Family Irrevocable Trust                                      21,834                           21,834
Steve Lerner                                                         29,572                            29572
Thomas Liles                                                              0                          136,342
Susan Mancuso                                                             0                            1,480
Julie Mathison                                                           39                                0
Michael McCoy                                                             0                           14,512
Jennifer McMillen                                                         0                                8
Guadalupe Mendoza                                                     1,450                                0
Breck Middleton                                                           0                              417
Neesha Mirchandani                                                       47                               47
Lynne F. Moneypenny                                                   1,814                                0
Geoffrey Monsees                                                         87                                0
Crystal Montgomery                                                        0                              379
William H. Moore                                                        907                              907
Richard Muller                                                            0                            4,836
Michael E. Patterson                                                  1,361                              453
Henry B. Ponder                                                      90,499                           90,499
Jim Protzman                                                         51,546                            2,712
Archie Purcell                                                       84,825                                0
Dana Raburn                                                             164                                0
John Roberson                                                             0                           14,512
Rob Sandefuer                                                            65                                0
Charles Sanders                                                          64                                0
Colleen Sharp                                                             0                              188
Robert Sher                                                           5,788                                0
Tammie Shotwell                                                           0                               46
Robert Singer                                                             0                              263
Christine Smiley                                                          0                              297
William Taylor                                                            0                            1,881
William A. Thornton                                                     144                                0
Timothy Toben                                                             0                          125,695
Scott Tomlinson                                                           0                              725
Deborah Vrana                                                             0                              362
Carter Wagner                                                           870                              580
Curtis Walston                                                            0                              383
Jerry Wasicek                                                             0                           14,512
Scott Watkins                                                           124                                0
Stuart Webber                                                             0                            1,450
Daniel Wells                                                              0                            1,814
Jim Wheaton                                                               0                            5,474
David Wilson                                                              0                           34,822
Craig Wood                                                                0                            5,193
Christian Wright                                                         75                                0
Michelle Wright                                                          65                                0
Conroy Zien                                                              37                                0
Andrew Ziegler                                                            0                           14,512
Gary J. Zupke                                                         1,180                              634
                        TOTAL                                       641,472                        1,236,299

                                   Schedule 3

                    Y&R Selling Stockholders Who Have Granted
                an Over-allotment Option to the U.S. Underwriters


                                                                     Number of
                                                       Shares of Common Stock Subject to the
                                                     Over-allotment Option Granted to the U.S.
                 Name of Y&R Selling Stockholder                   Underwriters
                 -------------------------------                   ------------
Barbara Jack                                                         279,292
Mitchell Kurz                                                         71,577
Helmut Matthies                                                      192,497
John P. McGarry, Jr.                                                 190,294
Tim Pollak                                                           111,000
Michael Samet                                                        105,000
                              TOTAL                                  949,660

                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission on May 7, 1999)